UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT OT §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MAX SOUND CORPORATION

(Name of Issuer)

Common Stock, par value $.00001 per share

(Title of Class of Securities)

57776X109

(CUSIP Number)

Laura E. Anthony, Esquire

330 Clematis Street, Suite 217

West Palm Beach, FL 33401

(561) 514-0936

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 7, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57776X109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Vechery Family Trust DTD 10/9/84
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

382,851,165 (1)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

382,851,165 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 382,851,165 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 31.94% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 350,851,165 shares of Common Stock underlying immediately exercisable warrants and immediately convertible notes as of October 19, 2016.

(2)	This percentage is calculated, as of October 19, 2016, using as the numerator 32,000,000 shares of Common Stock held by The Vechery Family Trust DTD 10/9/84 plus 350,851,165 shares of Common Stock issuable upon exercise as of October 19, 2016 of immediately exercisable warrants and conversion as of October 19, 2016 of immediately convertible notes held by The Vechery Family Trust DTD 10/9/84 and as the denominator, 847,884,797 shares of Common Stock which were issued and outstanding as of October 19, 2016, as confirmed by the transfer agent of the Issuer, plus 350,851,165 shares of Common Stock issuable upon exercise as of October 19, 2016 of immediately exercisable warrants and conversion as of October 19, 2016 of immediately convertible notes held by The Vechery Family Trust DTD 10/9/84.

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CUSIP No. 57776X109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Vechery Grandchildren’s Trust DTD 12/26/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

12,759,144 (1)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

12,759,144 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,759,144 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 1.5% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 448,537 shares of Common Stock underlying immediately convertible notes as of October 19, 2016.

(2)	This percentage is calculated, as of October 19, 2016, using as the numerator 12,310,607 shares of Common Stock held by The Vechery Grandchildren’s Trust DTD 12/26/12 plus 448,537 shares of Common Stock issuable upon conversion as of October 19, 2016 of immediately convertible notes held by The Vechery Grandchildren’s Trust DTD 12/26/12 and as the denominator, 847,884,797 shares of Common Stock which were issued and outstanding as of October 19, 2016, as confirmed by the transfer agent of the Issuer, plus 448,537 shares of Common Stock issuable upon conversion as of October 19, 2016 of immediately convertible notes held by The Vechery Grandchildren’s Trust DTD 12/26/12.

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CUSIP No. 57776X109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harvey T. Vechery
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 395,610,309 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 395,610,309 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 395,610,309 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 32.99% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 351,299,702 shares of Common Stock underlying immediately exercisable warrants and immediately convertible notes as of October 19, 2016.

(2)	This percentage is calculated, as of October 19, 2016, using as the numerator 44,310,607 shares of Common Stock held by Harvey T. Vechery, as co-trustee of the Trusts, plus 351,299,702 shares of Common Stock issuable upon exercise as of October 19, 2016 of immediately exercisable warrants and conversion as of October 19, 2016 of immediately convertible notes held by Mr. Vechery, as co-trustee of the Trusts and as the denominator, 847,884,797 shares of Common Stock which were issued and outstanding as of October 19, 2016, as confirmed by the transfer agent of the Issuer, plus 351,299,702 shares of Common Stock issuable upon exercise as of October 19, 2016 of immediately exercisable warrants and conversion as of October 19, 2016 of immediately convertible notes held by Mr. Vechery, as co-trustee of the Trusts.

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CUSIP No. 57776X109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Linda Vechery
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [X]
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 395,610,309 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 395,610,309 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 395,610,309 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 32.99% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 351,299,702 shares of Common Stock underlying immediately exercisable warrants and immediately convertible notes as of October 19, 2016.

(2)	This percentage is calculated, as of October 19, 2016, using as the numerator 44,310,607 shares of Common Stock held by Linda Vechery, as co-trustee of the Trusts, plus 351,299,702 shares of Common Stock issuable upon exercise as of October 19, 2016 of immediately exercisable warrants and conversion as of October 19, 2016 of immediately convertible notes held by Mrs. Vechery, as co-trustee of the Trusts, and as the denominator, 847,884,797 shares of Common Stock which were issued and outstanding as of October 19, 2016, as confirmed by the transfer agent of the Issuer, plus 351,299,702 shares of Common Stock issuable upon exercise as of October 19, 2016 of immediately exercisable warrants and conversion as of October 19, 2016 of immediately convertible notes held by Mrs. Vechery, as co-trustee of the Trusts.

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Item 1. Security and Issuer.

This Schedule 13D is filed with respect to the common stock, par value $0.00001 per share (the “Shares”), of Max Sound Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 8837 Villa La Jolla Drive, Unit 12109, La Jolla, California 92039.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by jointly by The Vechery Family Trust DTD 10/9/84 (the “Vechery Family Trust”), The Vechery Grandchildren’s Trust DTD 12/26/12 (the Vichery Grandchildren’s Trust”), Harvey T. Vechery, and Linda Vechery (together, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 99.1 for their Joint Filing Agreement.

(b)	The principal business address of each of the Reporting Persons is 16035 East Arrow Highway, Irwindale, California 91706-2049.

(c)	The Vechery Family Trust and the Vechery Grandchildren’s Trust (collectively, the “Trusts”) are trusts formed under the laws of the State of California which maintain an address at 16035 East Arrow Highway, Irwindale, California 91706-2049. Harvey T. Vechery and Linda Vechery are co-trustees of each of the Trusts.

(d)	None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	None of the Reporting Persons have, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Harvey T. Vecher and Linda Vechery are both citizens of the United States of America and the Trusts are each a trust formed under the laws of the State of California.

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Item 3. Source and Amount of Funds or Other Consideration.

The Vechery Family Trust expended an aggregate of approximately $3,470,000 of its trust funds to acquire the 382,851,165 shares of Common Stock beneficially held by it (the “VFT Securities”). The Vechery Grandchildren’s Trust expended an aggregate of approximately $130,000 of its trust funds to acquire the 12,759,144 shares of Common Stock beneficially held by it (the “VGT Securities”; and together with the “VFT Securities”, referred to herein as the “Securities”). The Trusts did not acquire beneficial ownership of any Securities with borrowed funds.

Item 4. Purpose of Transaction.

The Reporting Persons hold the Issuer’s securities for investment purposes. The Reporting Persons intend to participate in and influence the affairs of the Issuer only with respect to its voting rights associated with its shares of Common Stock.

The Reporting Persons do not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	As of October 19, 2016:

(i)	the Vechery Family Trust beneficially owns 382,851,165 shares of Common Stock, representing approximately 31.94% of the outstanding shares of Common Stock. This percentage is calculated, as of October 19, 2016, using as the numerator 32,000,000 shares of Common Stock held by the Vechery Family Trust plus 350,851,165 shares of Common Stock issuable upon exercise as of October 19, 2016 of immediately exercisable warrants and conversion as of October 19, 2016 of immediately convertible notes held by the Vechery Family Trust and as the denominator, 847,884,797 shares of Common Stock which were issued and outstanding as of October 19, 2016, as confirmed by the transfer agent of the Issuer, plus 350,851,165 shares of Common Stock issuable upon exercise as of October 19, 2016 of immediately exercisable warrants and conversion as of October 19, 2016 of immediately convertible notes held by the Vechery Family Trust;

(ii)	the Vechery Grandchildren’s Trust beneficially owns 12,759,144 shares of Common Stock, representing approximately 1.5% of the outstanding shares of Common Stock. This percentage is calculated, as of October 19, 2016, using as the numerator 12,310,607 shares of Common Stock held by the Vechery Grandchildren’s Trust plus 448,537 shares of Common Stock issuable upon conversion as of October 19, 2016 of immediately convertible notes held by the Vechery Grandchildren’s Trust and as the denominator, 847,884,797 shares of Common Stock which were issued and outstanding as of October 19, 2016, as confirmed by the transfer agent of the Issuer, plus 448,537 shares of Common Stock issuable upon conversion as of October 19, 2016 of immediately convertible notes held by the Vechery Grandchildren’s Trust;

(iii)	Mr. Vechery, as co-trustee of the Trusts, beneficially owns 395,610,309 shares of Common Stock, representing approximately 32.99%% of the outstanding shares of Common Stock. This percentage is calculated, as of October 19, 2016, using as the numerator 44,310,607 shares of Common Stock held by Mr. Vechery, as co-trustee of the Trusts, plus 351,299,702 shares of Common Stock issuable upon exercise as of October 19, 2016 of immediately exercisable warrants and conversion as of October 19, 2016 of immediately convertible notes held by Mr. Vechery, as co-trustee of the Trusts and as the denominator, 847,884,797 shares of Common Stock which were issued and outstanding as of October 19, 2016, as confirmed by the transfer agent of the Issuer, plus 351,299,702 shares of Common Stock issuable upon exercise as of October 19, 2016 of immediately exercisable warrants and conversion as of October 19, 2016 of immediately convertible notes held by Mr. Vechery, as co-trustee of the Trusts; and

(iv)	Mrs. Vechery, as co-trustee of the Trusts, beneficially owns 395,610,309 shares of Common Stock, representing approximately 32.99%% of the outstanding shares of Common Stock. This percentage is calculated, as of October 19, 2016, using as the numerator 44,310,607 shares of Common Stock held by Mrs. Vechery, as co-trustee of the Trusts, plus 351,299,702 shares of Common Stock issuable upon exercise as of October 19, 2016 of immediately exercisable warrants and conversion as of October 19, 2016 of immediately convertible notes held by Mrs. Vechery, as co-trustee of the Trusts and as the denominator, 847,884,797 shares of Common Stock which were issued and outstanding as of October 19, 2016, as confirmed by the transfer agent of the Issuer, plus 351,299,702 shares of Common Stock issuable upon exercise as of October 19, 2016 of immediately exercisable warrants and conversion as of October 19, 2016 of immediately convertible notes held by Mrs. Vechery, as co-trustee of the Trusts.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. The Vechery Family Trust and Mr. Vechery and Mrs. Vechery, as co-trustee of the Vechery Family Trust, share voting and dispositive power over the 382,851,165 shares of Common Stock held by the Vechery Family Trust. The Vechery Grandchildren’s Trust and Mr. Vechery and Mrs. Vechery, as co-trustee of the Vechery Grandchildren’s Trust, share voting and dispositive power over the 12,759,144 shares of Common Stock held by the Vechery Grandchildren’s Trust.

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(c)	The Reporting Persons effected the following transactions, as applicable, in the Common Stock and derivative securities of the Issuer relating to the Common Stock through the date of event of this filing on October 7, 2015 and through the date of this filing:

Date	Nature of Transaction	Number of Shares	Price per Share ($)	Where and How Effected
10/07/2015	Acquisition of Convertible Note	*	*	Private transaction whereby Issuer issued to Mr. and Mrs. Vechery as co-trustees of the Vechery Family Trust, an 8% Redeemable Convertible Note in the amount of $1,000,000 in exchange for $1,000,000.
10/07/2015	Acquisition of Warrant	1,000,000	N/A	Private acquisition of a warrant by Mr. and Mrs. Vechery as co-trustees of the Vechery Family Trust to purchase 1,000,000 shares of Common Stock at an exercise price of $0.12 per share
10/26/2015	Acquisition	*	*	Private transaction whereby Issuer issued to Mr. and Mrs. Vechery as co-trustees of the Vechery Family Trust, an 8% Redeemable Convertible Note in the amount of $1,000,000 in exchange for $1,000,000.
10/26/2015	Acquisition of Warrant	1,000,000	N/A	Private acquisition of a warrant by Mr. and Mrs. Vechery as co-trustees of the Vechery Family Trust to purchase 1,000,000 shares of Common Stock at an exercise price of $0.12 per share
03/10/2016	Acquisition of Convertible Note	*	*	Private transaction whereby Issuer issued to Mr. and Mrs. Vechery as co-trustees of the Vechery Grandchildren’s Trust, an 8% Redeemable Convertible Note in the amount of $50,000 in exchange for $50,000.
03/14/2016	Acquisition of Convertible Note	*	*	Private transaction whereby Issuer issued to Mr. and Mrs. Vechery as co-trustees of the Vechery Grandchildren’s Trust, an 8% Redeemable Convertible Note in the amount of $80,000 in exchange for $80,000.
03/25/2016	Acquisition of Convertible Note	**	**	Private transaction whereby Issuer issued to Mr. and Mrs. Vechery as co-trustees of the Vechery Family Trust, an 8% Redeemable Convertible Note in the amount of $870,000 in exchange for $870,000.
04/08/2016	Acquisition of Convertible Note	***	***	Private transaction whereby Issuer issued to Mr. and Mrs. Vechery as co-trustees of the Vechery Family Trust, an 8% Redeemable Convertible Note in the amount of $600,000 in exchange for $600,000.
04/16/2016	Acquisition of Common Stock	32,000,000	0.0018	Private acquisition by partially converting note issued on 10/07/2016 ($57,600 of $1,000,000 principal amount) to purchase 32,000,000 shares of Common Stock at a conversion price of $0.0018 per share
09/21/2016	Acquisition of Common Stock	4,734,849	0.01056	Private acquisition by fully converting the $50,000 note issued to Mr. and Mrs. Vechery as co-trustees of the Vechery Grandchildren’s Trust on 3/10/2016 to purchase 4,734,849 shares of Common Stock at a conversion price of $0.01056 per share
09/21/2016	Acquisition of Common Stock	7,575,758	0.01056	Private acquisition by fully converting the $80,000 note issued to Mr. and Mrs. Vechery as co-trustees of the Vechery Grandchildren’s Trust on 3/14/2016 to purchase 7,575,758 shares of Common Stock at a conversion price of $0.01056 per share

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*	The number of converted shares and conversion price per share is determined based on the following formula: The conversion price under the notes is 65% of the average of the three (3) lowest daily volume weighted average price with a 10-day look back of the Common Stock as reported on the National Quotations Bureau OTCQB exchange which the Issuer’s shares are traded or any exchange upon which the Common Stock may be traded in the future, including the day upon which a Notice of Conversion (as defined in the notes) is received by the Issuer.

**	The number of converted shares and conversion price per share is determined based on the following: (i) for the first $63,000 of outstanding principal under the note, is $0.0018 and (ii) for the remaining principal outstanding and interest under the note, is 65% of the average of the three (3) lowest daily volume weighted average price with a 10-day look back of the Common Stock as reported on the National Quotations Bureau OTCQB exchange which the Issuer’s shares are traded or any exchange upon which the Common Stock may be traded in the future, including the day upon which a Notice of Conversion (as defined in the notes) is received by the Issuer.

***	The number of converted shares and conversion price per share is determined based on the following: (i) for the first $37,800 of outstanding principal under the note, is $0.0018 and (ii) for the remaining principal outstanding and interest under the note, is 65% of the average of the three (3) lowest daily volume weighted average price with a 10-day look back of the Common Stock as reported on the National Quotations Bureau OTCQB exchange which the Issuer’s shares are traded or any exchange upon which the Common Stock may be traded in the future, including the day upon which a Notice of Conversion (as defined in the notes) is received by the Issuer.

(d)	Other than the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

Of the Securities beneficially held by the Reporting Persons, an aggregate of 351,299,702 shares of Common Stock are subject to warrants to purchase shares of Common Stock and convertible notes to acquire shares of Common Stock (which Common Stock may be issued upon the exercise of such warrants and/or conversion of such convertible notes).

Pursuant to the 8% Convertible Redeemable Note due October 7, 2016, the outstanding principal and accrued interest under the note may be converted into Common Stock at the option of Mr. and Mrs. Vechery, as co-trustees, on behalf of the Vechery Family Trust. The conversion price under the note is 65% of the average of the three (3) lowest daily volume weighted average price with a 10-day look back of the common stock as reported on the OTCQB (including the day the Notice of Conversion (as defined in the note) is received). As of October 19, 2016, the outstanding principal under the note was $942,400 and the accrued interest under the note was $83,196. As of October 19, 2016, at a conversion price of $0.01210379 (based on the formula mentioned in the preceding sentence), the aggregate principal and accrued interest amount of $1,125,596 is convertible into 84,733,460 shares of Common Stock.

Pursuant to the Class A Common Stock Purchase Warrant dated October 7, 2015, Mr. and Mrs. Vechery, as co-trustees, on behalf of the Vechery Family Trust, have the right to acquire up to 1,000,000 shares of Common Stock at an exercise price of $0.12 per share for a period of three years from the issuance date.

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Pursuant to the 8% Convertible Redeemable Note due October 26, 2016, the outstanding principal and accrued interest under the note may be converted into Common Stock at the option of Mr. and Mrs. Vechery, as co-trustees, on behalf of the Vechery Family Trust. The conversion price under the note is 65% of the average of the three (3) lowest daily volume weighted average price with a 10-day look back of the common stock as reported on the OTCQB (including the day the Notice of Conversion (as defined in the note) is received). As of October 19, 2016, the outstanding principal under the note was $1,000,000 and the accrued interest under the note was $81,093. As of October 19, 2016, at a conversion price of $0.01210379 (based on the formula mentioned in the preceding sentence), the aggregate principal and accrued interest amount of $1,081,093 is convertible into 89,318,552 shares of Common Stock.

Pursuant to the Class A Common Stock Purchase Warrant dated October 26, 2015, Mr. and Mrs. Vechery, as co-trustees, on behalf of the Vechery Family Trust, have the right to acquire up to 1,000,000 shares of Common Stock at an exercise price of $0.12 per share for a period of three years from the issuance date.

With respect to the 8% Convertible Redeemable Note due March 10, 2017, there is no outstanding principal amount as the original principal amount of $50,000 was converted into 4,734,848 shares of common stock on September 21, 2016 at a conversion price of $0.01056 (based on the formula mentioned in this paragraph). However, accrued interest under the note is still outstanding. Pursuant to such note, the accrued interest may be converted into Common Stock at the option of Mr. and Mrs. Vechery, as co-trustees, on behalf of the the Vechery Grandchildren’s Trust. The conversion price under the note is 65% of the average of the three (3) lowest daily volume weighted average price with a 10-day look back of the common stock as reported on the OTCQB (including the day the Notice of Conversion (as defined in the note) is received). As of October 19, 2016, the outstanding principal under the note was $0 and the accrued interest under the note was $2,115. As of October 19, 2016, at a conversion price of $0.01210379 (based on the formula mentioned in the preceding sentence), the accrued interest amount of $2,115 is convertible into 174,739 shares of Common Stock.

With respect to the 8% Convertible Redeemable Note due March 14, 2017, there is no outstanding principal amount as the original principal amount of $80,000 was converted into 7,575,758 shares of common stock on September 21, 2016 at a conversion price of $0.01056 ((based on the formula mentioned in this paragraph). However, accrued interest under the note is still outstanding. Pursuant to such note, the accrued interest may be converted into Common Stock at the option of Mr. and Mrs. Vechery, as co-trustees, on behalf of the the Vechery Grandchildren’s Trust. The conversion price under the note is 65% of the average of the three (3) lowest daily volume weighted average price with a 10-day look back of the common stock as reported on the OTCQB (including the day the Notice of Conversion (as defined in the note) is received). As of October 19, 2016, the outstanding principal under the note was $0 and the accrued interest under the note was $3,314. As of October 19, 2016 at a conversion price of $0.01210379 (based on the formula mentioned in the preceding sentence), the accrued interest amount of $3,314 is convertible into 273,798 shares of Common Stock.

Pursuant to the 8% Convertible Redeemable Note due March 25, 2017, the outstanding principal and accrued interest under the note may be converted into Common Stock at the option of Mr. and Mrs. Vechery, as co-trustees, on behalf of the Vechery Family Trust. The conversion price under the note (i) for the first $63,000 of outstanding principal under the note, is $0.0018 and (ii) for the remaining principal and interest under the note, is 65% of the average of the three (3) lowest daily volume weighted average price with a 10-day look back of the common stock as reported on the OTCQB (including the day the Notice of Conversion (as defined in the note) is received). As of October 19, 2016, the outstanding principal under the note was $870,000 and the accrued interest under the note was $41,761. As of October 19, 2016, at a conversion price of $0.0018, $63,000 of the outstanding principal is convertible into 35,000,000 shares of Common Stock, while at a conversion price of $0.01210379 (based on the formula mentioned in the preceding sentence), the remaining $807,000 of the outstanding principal and $41,761 of accrued interest, in the aggregate amount of $848,761 is convertible into 70,123,573 shares of Common Stock.

Pursuant to the 8% Convertible Redeemable Note due April 8, 2017, the outstanding principal and accrued interest under the note may be converted into Common Stock at the option of Mr. and Mrs. Vechery, as co-trustees, on behalf of the Vechery Family Trust. The conversion price under the note (i) for the first $37,800 of outstanding principal under the note, is $0.0018 and (ii) for the remaining principal outstanding and interest under the note, is 65% of the average of the three (3) lowest daily volume weighted average price with a 10-day look back of the common stock as reported on the OTCQB (including the day the Notice of Conversion (as defined in the note) is received). As of October 19, 2016, the outstanding principal under the note was $600,000 and the accrued interest under the note was $26,959. As of October 19, 2016, at a conversion price of $0.0018, $37,800 of the outstanding principal is convertible into 21,000,000 shares of Common Stock, while at a conversion price of $0.01210379 (based on the formula mentioned in the preceding sentence), the remaining $562,200 of the outstanding principal and $26,959 of accrued interest, in the aggregate amount of $589,159 is convertible into 48,675,580 shares of Common Stock.

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Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Document

99.1*	Joint Filing Agreement, dated as of October 26, 2016, by and among the Reporting Persons.

99.2	8% Convertible Redeemable Note due October 7, 2016 for original principal amount of $1,000,000 issued to the Vechery Family Trust (incorporated by reference to the Exhibit 10.34 to Form 10-K for year ended December 31, 2015 filed by the Issuer on March 30, 2016).

99.3*	Class A Common Stock Purchase Warrant dated October 7, 2015 to purchase 1,000,000 shares of common stock issued to the Vechery Family Trust.

99.4	8% Convertible Redeemable Note due October 26, 2016 for original principal amount of $1,000,000 issued to the Vechery Family Trust (incorporated by reference to the Exhibit 10.26 to Form 10-K for year ended December 31, 2015 filed by the Issuer on March 30, 2016).

99.5*	Class A Common Stock Purchase Warrant dated October 26, 2015 to purchase 1,000,000 shares of common stock issued to the Vechery Family Trust.

99.6	8% Convertible Redeemable Note due March 10, 2017 for original principal amount of $50,000 issued to the Vechery Grandchildren’s Trust (incorporated by reference to the Exhibit 5 to Form 10-Q for quarter ended March 31, 2016 filed by the Issuer on May 18, 2016).

99.7	8% Convertible Redeemable Note due March 14, 2017 for original principal amount of $80,000 issued to the Vechery Grandchilidren’s Trust (incorporated by reference to the Exhibit 7 to Form 10-Q for quarter ended March 31, 2016 filed by the Issuer on May 18, 2016).

99.8	8% Convertible Redeemable Note due March 25, 2017 for original principal amount of $870,000 issued to the Vechery Family Trust (incorporated by reference to the Exhibit 8 to Form 10-Q for quarter ended March 31, 2016 filed by the Issuer on May 18, 2016).

99.9*	8% Convertible Redeemable Note due April 8, 2017 for original principal amount of $600,000 issued to the Vechery Family Trust.

*Filed herewith

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2016

THE VECHERY FAMILY TRUST DTD 10/9/84

By:	/s/ Harvey T. Vechery
Name:	Harvey T. Vechery
Title:	Co-Trustee

By:	/s/ Linda Vechery
Name:	Linda Vechery
Title:	Co-Trustee

THE VECHERY GRANDCHILDREN’S TRUST DTD 12/26/12

By:	/s/ Harvey T. Vechery
Name:	Harvey T. Vechery
Title:	Co-Trustee

By:	/s/ Linda Vechery
Name:	Linda Vechery
Title:	Co-Trustee

/s/ Harvey T. Vechery
Harvey T. Vechery

/s/ Linda Vechery
Linda Vechery

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